SECI 17009811 ΟΝ

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-49569

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
640 5th Avenue, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Scott Eveleth (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10012-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3)

AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/2017

Signature Date

President & Chief Executive Officer

Title

STATE OF NEW YORK

COUNTY OF NEW YORK

J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 28th day of February 2017.

Notary Public

FOEYSIEN N BETANCES
Notary Public - State of New York
NO. 01BE6342229
Qualified in Queens County
My Commission Expires May 16, 2020

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

(SEC I.D. No. 8-49569)
(NFA I.D. No. 0482764)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
and Regulation 1.10(a) of the Commodities Exchange Act
as a **Public** Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Exane, Inc.:

We have audited the accompanying statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Exane, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules on pages 10-11 have been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Regulation 1.16 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 28, 2017

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$ 14,271,418
RECEIVABLES:	
Affiliates	1,850,846
Customers, net of allowance of $91,903	1,526,257
Brokers, dealers, and clearing organizations	6,803,945
SECURITIES OWNED	2,125,000
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost (less accumulated depreciation and amortization of $2,241,909)	367,807
PREPAID AND OTHER ASSETS	2,403,897
TOTAL ASSETS	$ 29,349,170

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 6,526,639
Customer payables	71,184
Long-term liabilities	4,218,715
Brokers, dealers, and clearing organizations	224,524
Total liabilities	11,041,062
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,007 shares; issued and outstanding	10
Additional paid-in capital	5,133,739
Accumulated comprehensive loss, net of taxes of $506,159	(657,425)
Retained earnings	13,831,784
Total stockholder's equity	18,308,108
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 29,349,170

See notes to statement of financial condition

EXANE INC.

(A Wholly Owned Subsidiary of Exane SA)

NOTES TO STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Exane, Inc. (the "Company") is a wholly owned subsidiary of Exane SA (the "Parent"). The Parent is authorized as an investment company in France by CECEI (Committee on Credit Institutions and Investment Companies). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulating Authority, Inc. ("FINRA") and an introducing broker registered with the Commodity Futures Trading Commission and a member of the National Futures Association. The primary function of the Company is to serve the U.S. and European investment needs of U.S. institutional investors. The Company deals primarily in listed securities of European issuers and listed securities and options of U.S. issuers.

Basis of Presentation — This statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments.

Securities Owned — Securities owned at December 31, 2016, consists of certificates of deposits with maturities greater than 90 days and are presented at cost, which approximates fair value and accounted for on a trade date basis.

Furniture, Equipment, and Leasehold Improvements —Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

As of December 31, 2016, furniture, equipment, and leasehold improvements are comprised of the following:

	Cost	Accumulated Depreciation	Depreciated Value
Organization & Licenses	$ 38,193	$ (38,193)	$ -
Buildings & Improvements	1,562,465	(1,212,184)	350,281
Office Equipment	626,986	(609,866)	17,120
Furniture & Fixtures	382,072	(381,666)	406
TOTAL	$ 2,609,716	$ (2,241,909)	$ 367,807

Receivables from and Payables to Brokers, Dealers and Clearing Organizations — Receivables from brokers and dealers include the deposit required pursuant to the clearing agreement, other cash on deposits with the Company's U.S. clearing broker and amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"). Payables to brokers, dealers and clearing organization include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive").

	Receivable	Payable
Securities failed to deliver/receive	$71,184	$224,524
Receivable from clearing organizations	$6,732,761	$0
TOTAL	$6,803,945	$224,524

Long Term Liabilities — In 2009 the Company adopted a deferred bonus compensation program whereby portions of the employee's annual cash bonus awards are deferred over a three year period on bonus awards in amounts over a threshold amount. Long-term liabilities are established to reflect the deferred cash bonuses payable in future years. The amounts reported in the statement of financial condition also includes the unamortized lease credits and tenant allowances associated with the Company's office space.

Defined benefit pension plan — The Company maintains a defined benefit pension plan. Evaluation of pension liability involves certain estimates and assumptions including discount rate, rate of compensation increase and expected return on assets. Refer to Note 4.

Receivables from Customers — The amounts reported in the statement of financial condition represent commissions receivable from customers in connection with securities transactions, less a reserve of $91,903 for certain 2016 receivables outstanding six months or more, and research fees invoiced but not yet received.

Translation of Foreign Currency — Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at exchange rate at the end of each month.

Income Taxes — Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no valuation allowances at year-end.

Use of Estimates — This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, bonus, pension liability and tax accruals at December 31, 2016. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Fair Value Measurement — The Company adopted fair value measurement standards prescribed by the Financial Accounting Standards Board (FASB) which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for

measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable.

New Accounting Pronouncements:

ASC 606, Revenue from Contracts with Customers. In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The new guidance will create a more principles-based approach to revenue recognition. Under the new guidance, companies will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect consideration to which a company expects to be entitled in exchange for those goods or services by applying a five step-process. The standard would require additional disclosures and provide more guidance for transactions such as revenue and contract modification. The guidance must be adopted using either a full retrospective approach or a modified retrospective approach. In addition, an explanation of the significant changes between the reported results under the new revenue standard and prior US GAAP is needed. The guidance will be applicable for the Company in the fiscal year beginning January 1, 2018. The Company is currently evaluating the impact of the adoption on its statement of financial condition.

ASC 205, Presentation of Financial Statements – Going Concern. In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This update requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When conditions or events raise substantial doubts about an entity's ability to continue as a going concern, management shall disclose: i) the principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern; ii) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and iii) management's plans that are intended to mitigate the conditions or events – and whether or not those plans alleviate the substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and early application is permitted. The Company is currently evaluating the impact of the adoption on its statement of financial condition.

ASU 2016-02, Leases (Topic 842). In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. This standard is effective for fiscal years beginning after December 15, 2018. The Company will implement the standard on its effective date and does not expect it to have a material impact on its statement of financial condition.

2. RELATED PARTY TRANSACTIONS

The Company executes and clears securities transactions through other U.S. broker-dealers and affiliated foreign broker-dealers. Many of these transactions are denominated in foreign currencies. This statement of financial condition reflects the following related party balances as of and for the year ended December 31, 2016:

		Percent of Total
Assets:		
Receivable from affiliates	$1,850,846	100%
Financing Activity:		
Dividends	$3,087,391	100%

The receivable from affiliate balance represents the capital market fees and the net of agency commission fees, execution, revenue sharing, research and other related fees payable as of December 31, 2016.

3. INCOME TAXES

The following is a summary of all the various deferred tax assets and liabilities.

Temporary differences relating to:	
Prepaid and other assets	
Deferred Bonus Program	$1,534,806
Defined Benefit Pension Plan	$506,159
Landlord Rent Credits	$45,074
Reserve for non-payment of Aged Customer Receivables	$39,978
Total Deferred Tax Assets	**$2,126,017**
Accured expenses	
Leasehold Depreciation	$13,532
Total Deferred Tax Liabilities	**$13,532**

The deferred tax assets and deferred tax liabilities are presented as net in Prepaid and Other Assets in the statement of financial condition.

The Company has determined that there are no unrecognized tax benefits for uncertain tax positions that were required to be recorded. The Company does not expect a significant increase or decrease in unrecognized tax benefits during the next twelve months.

The Company's years open to examination by major jurisdiction are tax years ended December 2011 and forward for Federal, New York State and New York City.

4. EMPLOYEE BENEFIT PLAN

401(k) Retirement Plan — The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts.

Defined Benefit Pension Plan — The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 2016, the pension plan assets were invested in a portfolio consisting primarily of cash and cash equivalents, medium term corporate bonds, U.S. equities and mutual funds managed by the Company. Employees must be at least 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

Fair Value of Pension Plan Assets:

Following is a description of the valuation methodologies used for assets measured at fair value.

Equity securities: Valued at the market price per share held by the plan at year-end.

Corporate debt securities: Valued at the market price per bond held by the plan at year-end plus accrued interest.

Insurance policies: Valued at the cash surrender value of the policy held by the plan at year-end.

Fair Value Hierarchy — The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of money market instruments, deposits, or exchange traded financial instruments.

Level 2 — Quoted prices in active markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all of the assumptions to value these financial instruments are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

Pension asset fair value levels at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Cash & cash equivalents	2,301,005	0	0	2,301,005
Equity securities	1,827,490	0	0	1,827,490
Closed-End funds	50,326	0	0	50,326
Corporate debt securities	0	1,505,929	0	1,505,929
Pension assets at fair value*	$4,178,821	$1,505,929	$0	$5,684,750

*Total pension assets of $5,904,995 also includes insurance policy cash values of $220,245.

The Company's actual pension plan weighted-average asset allocation at December 31, 2016 by asset category is as follows:

Asset Category	
Fixed Income	25%
Equity Securities	32%
Cash & Cash Equivalents	39%
Insurance Policy Cash Values	4%
Total	100%

The principal goal of the investment of funds is to provide stability with moderate growth commensurate with the anticipated retirement dates of participants. Fixed income investments, including interest bearing cash and whole life insurance policies, will normally dominate the portfolio (50% - 75%) but will not preclude the opportunistic use of riskier, higher yielding and/or less liquid investments including mutual funds, equities and alternative investments in order to provide additional returns in order to prevent erosion by inflation.

The plan has sixteen years of investing history and was very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% to 5% for long term government bonds and 8% to 10% for broad U.S. equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2016.

For the year ended December 31, 2017, the expected minimum pension contribution is $0 to provide an ancillary death benefit through the purchase of individual whole life insurance policies. With the exception of death benefit payments, $238,000 of benefit payments are expected between 2017 and 2021. Expected payments for the five years subsequent to 2021 are $1,160,000.

The plan's Accumulated Benefit Obligation was $5,406,452 at December 31, 2016 an increase of $588,093 from the beginning of the year.

5. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupies office space under non-cancelable lease with initial or remaining terms of approximately four years. Future minimum payments are as follows:

2017	720,280
2018	720,280
2019	720,280
2020	540,212
	$ 2,701,052

Guarantees — The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

6. FAIR VALUE MEASUREMENT

Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Management estimates that the fair value of assets and liabilities (including receivables, payables and accrued expenses) approximates the carrying value as such assets and liabilities are short-term in nature or bear interest at current market rates. As of December 31, 2016, the Company has CDs that are valued on contractual basis that approximates fair value and there are no financial instruments that are considered to be measured at fair value.

7. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers and brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2016, net capital of $11,990,758 exceeded the required net capital minimum of $250,000 by $11,740,758.

9. SUBSEQUENT EVENTS

The Company evaluates events subsequent to December 31, 2016 through the date the audited statement of financial condition is issued. The Company does not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2016

	As Filed	Adjustments	Audited
SHAREHOLDER'S EQUITY	$ 18,049,580	$ 258,528	$ 18,308,108
NONALLOWABLE ASSETS AND OTHER CAPITAL CHARGES:			
Receivable from affiliates	1,850,846		1,850,846
Receivable from customers	1,301,731		1,301,731
Furniture, equipment, and leasehold improvements	367,807		367,807
Other assets	2,219,100	184,797	2,403,897
Other capital charges	371,994		371,994
Total nonallowable assets and other capital charges	6,111,478	184,797	6,296,275
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	11,938,102	73,731	12,011,833
HAIRCUTS ON SECURITIES POSITIONS	21,075		21,075
NET CAPITAL	11,917,027	73,731	11,990,758
NET CAPITAL REQUIREMENT — Alternative method	250,000		250,000
EXCESS NET CAPITAL	$ 11,667,027	$ 73,731	$ 11,740,758

Note: The above computation and the computation included in the Company's unaudited FOCUS Report (Form X-17 A-5) filed on January 26, 2017 differ due to adjustments related to the Company's pension plan and deferred, current tax amounts and an increase in the non-allowable portion of the customer receivable.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

Exane, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934. Consequently, the reserve requirements and the possession and control requirements under the Securities Exchange Act of 1934 are not applicable.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2017

Exane, Inc.
640 Fifth Ave, 15th Floor
New York, NY 10019

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") as of and for the year ended December 31, 2016 (on which we issued our report dated February 28, 2017, and such report expressed an unqualified opinion on those financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry regulated commodity futures, foreign futures, or foreign options accounts for customers, nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to

prevent, or detect and correct, misstatements on a timely basis. A deficiency in *design* exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in *operation* exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP